

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

October 18, 2005

Mail Stop 7010

By U.S. Mail and facsimile to (713) 861-0772

Charles A. Carroll
President and Chief Executive Officer
Goodman Global Holdings, Inc.
2550 North Loop West, Suite 400
Houston, Texas 77092

> **Re: Goodman Global Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 21, 2005**
> **File No. 333-128462**

Dear Mr. Carroll:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff's position enunciated in the <u>Exxon Capital Holdings Corporation</u> (May 13, 1988), <u>Shearman & Sterling</u>

(July 2, 1993) and <u>Morgan Stanley & Co. Incorporated</u> (June 5, 1991) no-action letters. Also include each of the supplemental representations from <u>Shearman & Sterling</u> and <u>Morgan Stanley & Co. Incorporated</u>.

2. Please confirm supplementally that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

<u>Cover Page</u>

3. As currently represented, the offer could be open for less than twenty full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. <u>See</u> Question and Answer 8 in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. <u>See</u> Rule 14d-1(g)(3).

4. To the extent additional subsidiaries of the company come into existence and are made guarantors on the exchange notes prior to the expiration of the offering period, we assume you will update the facing page, the signature pages, and financial statements to reflect the additional guarantors.

<u>Market and Industry Information, page ii</u>

5. Please supplementally provide us with copies of the information from third party sources that you base statements in the prospectus on. Please tell us whether you believe these materials are the most recent materials on the subject by the authors. In addition, please tell us whether they have been made available to the public, without payment of subscription or similar fees or whether they were prepared for you. We reference as an example your statement regarding market share on page 14.

<u>Where you can find more information about us, page ii</u>

6. Please remove the qualification regarding your responsibility to provide all incorporated information that is not included in or delivered with this registration statement without charge to security holders upon written or oral request. Please also revise the statement that to ensure timely delivery, security holders must make their requests as soon as practicable, so that it instead specifies the date by which they must request this information. Refer to Item 2 of Form S-4.

7. We note the dealer prospectus delivery information in the last sentence of the first paragraph on page 168. If required under Rule 174 of the Securities Act, please

include the prospectus delivery obligation on the outside cover page of the prospectus pursuant to paragraph (b) to Item 502 of Regulation S-K.

Prospectus Summary, page 1

8. Please tell us the basis for your belief that you have grown faster than any of your primary competitors over the past ten years. Please also supplementally provide us with information regarding the factual and comparative statements made in your discussion of the HVAC industry on pages 51 and 52.

9. We note the statement that you are a "leading" domestic manufacturer. Please revise to specify the measure upon which you base this statement.

Summary of the Exchange Offer, page 3

10. Please provide a brief statement as to the accounting and federal income tax treatment of the proposed exchange offer. See Form S-4, Item 4(a)(5), (6).

Risk Factors, page 10
Risks Related to our Exchange Notes and Exchange Offer, page 10

11. We note your reference to the default provisions of the exchange notes on page 11. Please expand your discussion under this risk factor to discuss the applicability of cross-default and acceleration provisions in your other debt instruments to the indentures under which the exchange notes are issued, as well as the company's ability to repay all accelerated indebtedness, including the exchange notes, simultaneously.

12. Please add risk factor disclosure that a substantial portion of your debt is at a variable rate of interest, which could increase your interest expense in the event that interest rates rise. In addition, please indicate how much your interest expense will increase for each 1% increase in interest rates.

13. Please confirm to us supplementally that you are in compliance with all of the terms of your outstanding debt and required ratios. In the event you are not in compliance, please disclose the terms you do not meet and the potential consequences.

The Exchange Offer, page 19
Terms of the Exchange Offer; Acceptance of Tendered Notes, page 20

14. We note disclosure on page 21 indicating that the exchange agent will return any improperly tendered notes "as promptly as practicable after the expiration of the exchange offer." Please note that Rule 14e-1(c) requires that you issue the

exchange notes or return the initial notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Expiration Date; Extensions; Amendment, page 21

15. You reserve the right to extend the period of time during which the exchange offer is open and thereby delay acceptance of tendered outstanding notes. Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). In addition, , if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

16. Please advise us as to how oral notice of any delay, extension, termination, or amendment is reasonably calculated to reach registered holders of outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d). In addition, please confirm that, in the case of an extension, any press release or other public announcement you undertake to make will disclose the approximate number of Old Notes tendered to date.

17. We note your reservation of the right to amend the terms of the offer on page 21 and your statement on pages 25 that you may waive any condition to the offer at any time. Please revise these sections to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Procedures for Tendering Outstanding Notes, page 21

18. We note your statement that "[a]ll tenders not withdrawn before the Expiration Date and the acceptance of the tender" will constitute an agreement to the terms and conditions of the prospectus and letter of transmittal. Please revise this statement to clarify that you lack discretion to accept or reject tenders, and security holders lack discretion to withdraw tenders, following the Expiration Date.

Determination of Valid Tenders . . . ., page 23

19. We note your statement that your interpretation of the terms and conditions of the exchange offer will be final and binding on all parties. In the absence of any objective criteria, such as a standard of reasonableness, *satisfaction* of the offer conditions in the sole discretion of the bidder is the equivalent of a waiver of the offer condition. Please revise to include an objective standard for the

determination of whether a condition of the exchange offer has been satisfied. Similarly revise such language, where it appears, in the letter of transmittal.

Conditions to the Exchange Offer, page 25

20. We note that you reserve the right to assert or waive conditions, in whole or in part, "at any time and from time to time."   All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language here and throughout your prospectus accordingly.

Unaudited Pro Forma Condensed Consolidated Financial Data, page 29

21. Include a detailed description of the Transaction for which you are providing pro forma financial information.

22. We note that you have based your interest adjustment on rates effective on the date of the Acquisition. Due to the fact that a certain portion of your debt is floating rate debt, please also disclose the effect on income of a 1/8 percent variance in interest rates.

Management's Discussion and Analysis, page 34
Acquisition, page 34

23. We note your reference to the third party appraisal firm throughout your filing. Please name the expert and provide their consent as required by Section 436(b) of Regulation C or delete your reference to them.

Results of Operations, page 39

24. Please quantify and identify each component that attributes to disclosed changes in financial results. For example, quantify the amount of your sales increase attributable to price increases and the amount attributable to new stores.

Charles A. Carroll
Goodman Global Holdings, Inc.
October 18, 2005
Page 6

Liquidity, Capital Resources and Off-Balance Sheet Arrangements, page 43

25. We note your explanation of the use of operating cash between January 1, 2005 and June 30, 2005. Please tell us and revise your disclosures to discuss the specific reasons for changes in accounts receivable. Refer to SEC Release 33-8350.

Contractual Obligations, page 45

26. Please revise your table of contractual obligations as follows:

- To separately present your long-term debt obligations from your capital lease obligations.
- To increase transparency of cash flow, please include scheduled interest payments in your table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.
- To the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps, caps and collars, please disclose estimates of the amounts you will be obligated to pay.
- To the extent your are required or planning to fund your pension plans in the future, present in this table funding contributions to your pension plans for at least the following year and, if known, for subsequent years. Include a footnote to the table that (1) discusses the basis for inclusion or exclusion of these obligations and (2) explicitly states the periods for which no amounts have been included in the table.
- To include monitoring fees payable to Apollo as defined by the management agreement.
- To the extent you can anticipate payments for self-insurance in the future, present in this table amounts which you expect to fund for at least the following year and, if known, for subsequent years. Include a footnote to the table that (1) discusses the basis for inclusion or exclusion of these obligations and, (2) identifies significant assumptions made in determining these amounts.

Business, page 47

27. Please expand the discussion of your history to provide additional information about the December 2004 acquisition. This discussion should address the parties to the acquisition, the consideration paid, the extent to which there was a change of control, and whether existing indebtedness was extinguished by the December notes offering and the senior secured credit facility. Refer to Item 101(a)(1) of

Regulation S-K. If proceeds of the Series A Senior Subordinated Notes or the Series A Senior Floating Rate Notes were used for the discharge or refinancing of indebtedness, disclose the interest rate and maturity of that indebtedness in Use of Proceeds. Refer to Instruction 4 to Item 504 of Regulation S-K.

28. Please state your competitive condition, if known or reasonably knowable to you, in your discussion of competition on page 58. See Regulation S-K, Item 101(c)(1)(x).

Environmental, Health and Safety Matters, page 59

29. Please disclose the current status of your investigation into groundwater contamination at your Fort Pierce, Florida facility including the expected time frame for completion and remediation, if known. Please also disclose what led to this investigation. Additionally, even if you believe you will be indemnified you must present your liability and any probably recoveries on a gross basis. These disclosures should also be included in the notes to your financial statements.

Management, page 61
Committees of the Board of Directors, page 62

30. Please identify the members of each of the committees.

31. Please describe the functions of the management committee and identify its members.

32. Please clarify who determines named executive officers' salaries.

33. Please identify which directors are representatives of Apollo.

Management Equity Buy-In, page 62

34. Please disclose when these purchases were made. Tell us supplementally of the basis for the purchase price.

Certain Relationships and Related Party Transactions, page 66

35. Disclose the amount of the annual monitoring fee you paid to Apollo during your last fiscal year.

36. Disclose the amount of the one time fee you paid Apollo for the Transactions as well as how you accounted for this fee. Additionally, amend your financial statements to include the appropriate related party disclosures as required by paragraph of SFAS 57.

37. Disclose the payments you made to your parent during your last fiscal year.

Note 2—Significant Balance Sheet Accounts, page F-5
Property, Plant & Equipment, page F-6

38. With a significant portion of your property, plant and equipment represented by construction-in-progress, please tell us what consideration you gave to applying SFAS 34 that addresses the capitalization of interest cost during the construction period.

Note 1—Nature of Operations, page F-16

39. We note that you currently operate under one reportable segment. Please amend your filing to include all enterprise wide disclosures as required by paragraphs 37-39 of SFAS 131 as these disclosures are required even if you are reporting under one reportable segment.

Basis of Presentation, page F-16

40. We note that you have recorded an adjustment of $144.6 million as a reduction of stockholders' equity to account for the effect of the 21% ownership being accounted for at the continuing investors' carrying basis. Please tell us how this amount was determined.

Note 4—Business Combinations, page F-24

41. Please amend your annual and quarterly financial statements to include all information required by paragraphs 51-58 of SFAS 141.

42. We note that you have currently allocated $339.8 million of the total purchase price to goodwill. Expand your disclosures to provide a description of the factors that contributed to this significant portion of the purchase price being allocated to goodwill.

Note 6—Long Term Debt, page F-27

43. You indicate that the Company's parent's and the non-guarantor subsidiaries' independent assets, revenues, income before taxes and operating cash flows in total are less than 3% of the consolidated total. Please confirm to us and disclose,

if true, that the parent company has no independent assets or operations as required by Rule 3-10 of Regulation S-X.

Note 11—Contingent Liabilities, page F-33
Corrective Action Plan

44. The staff believes that product liabilities typically are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent the financial statements from being misleading and to inform readers fully regarding the range of reasonable possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. Please comply with all disclosure requirements of SFAS 5, SOP 96-1 and SAB Topic 5:Y. Additionally, if applicable, please include a roll-forward of your product liability reserve and the significant assumptions employed in determining the reserve in your critical accounting polices and estimates disclosures.

Maytag Indemnification

45. We believe that you have concluded that no material loss is reasonably possible relating to the indemnification you provided Maytag in conjunction with the Amana sale in 2001. Please confirm this for us. Additionally, even if certain potential claims are insured, you are required to evaluate and present your potential liability under the indemnification agreement and any probable insurance recoveries in your financial statements on a gross basis as required by SOP 96-1. Please clarify or revise as appropriate.

Violations of the Fair Labor Standards Act

46. We also note that your insurers have agreed to defend you and indemnify you for any pecuniary losses relating to this litigation. It appears to us that even if claims are insured, you are required to evaluate and present your liability and any probable insurance recoveries in your financial statements on a gross basis as required by EITF 03-8 and FIN39. Please clarify or revise as appropriate.

Part II
Undertakings, page II-3

47. Please revise your undertaking to include all of the information contained in the proviso to paragraph (a) of Item 512.

Signatures

48. Please revise your signature page to indicate the individual serving as controller or principal accounting officer. See Instruction 1 to the signature requirement of Form S-4.

Exhibits
Exhibit 5.1, Opinion of Latham & Watkins

49. Please submit a revised legality opinion opining that all guarantees, including those by entities other than the Delaware Guarantors, are binding obligations.

50. In addition, we note your counsel's assumption that "each Guarantor is duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization" for guarantors incorporated in states other than Delaware. Please submit a revised legality opinion that does not contain this assumption. Alternatively, we will not object if counsel obtains local corporate law opinions necessary to support its opinion, replaces the assumptions in the first paragraph of page 3 with a statement that it is relying on those opinions, and files the local opinions as exhibits to the registration statement.

Exhibit 23.4, Statement of Eligibility of Wells Fargo Bank . . . .

51. Please renumber this exhibit according to Item 601(b)(25) of Regulation S-K.

Exhibit 99.1, Letter of Transmittal

52. Delete the language in the letter of transmittal requiring the note holder to acknowledge or certify that he/she has "read and agrees to all of the terms of the exchange offer." Similarly delete language that the note holder "understands" that tenders constitute a binding agreement subject to the terms and conditions of the agreement and that the note holder is acting with "full knowledge" or "recognizes" any aspect of the exchange offer. Remove similar language, where it appears, from the Notice of Guaranteed Delivery.

Schedules

53. It appears to us that you are required to file schedule II for each period for which an audited income statement is required under Rule 5-04 or Regulation S-K. Please advise or revise.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 3768 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 with any other questions. Alternatively, you may contact me at (202) 551-3767.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Gregory A. Ezring, Esq. (*via facsimile* 212/751-4864)
        Latham & Watkins LLP
        885 Third Avenue, Suite 1000
        New York, New York 10022